Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 +1 212 909 6000

April 16, 2021

David Gessert

Staff Attorney

U.S. Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Jackson Financial Inc.
Form 10
Filed March 22, 2021
File No. 001-40274

Dear Mr. Gessert:

This letter sets forth the responses of Jackson Financial Inc. (the “Registrant”) to the comments contained in your letter, dated April 5, 2021, relating to the Registration Statement on Form 10, filed by the Registrant on March 22, 2021 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

Form 10 Filed March 22, 2021

Exhibit 99.1

Surplus Notes, page 157

1.

Please revise the disclosure related to the June 12, 2020 $2.0 billion debt restructuring transaction to more clearly explain how debt was exchanged for equity at the consolidated JFI level. Based on this disclosure, it appears that a Note Payable was simply transferred from one JFI subsidiary to another JFI subsidiary. Please make conforming changes to disclosure in other parts of your filing that discusses this transaction.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 158 of Exhibit 99.1 to Amendment No. 1, and has made conforming changes to the disclosure in other parts of Amendment No. 1 that discusses the debt restructuring transaction, to more clearly explain how the debt was exchanged for equity at JFI.

David Gessert	2	April 16, 2021

Athene Reinsurance, page F-20

2.

Please provide us a summary journal entry that details all significant amounts recognized or derecognized related to the Athene Reinsurance transaction reconciling the amounts to the table on page F-20. Please provide supporting commentary for each item providing relevant facts and circumstances to fully understand the basis for the recognition/derecognition and the measurement of the amount. Specifically discuss why the difference between the statutory carrying value and the apparent US GAAP fair market value of allocated investments is relevant in accounting for the transaction under US GAAP.

In response to the Staff’s comment, the Registrant has prepared Annex A to this letter which includes details with respect to journal entries and amounts recognized or derecognized related to the Athene Reinsurance Transaction. In addition, the Registrant has enhanced the disclosure within Note 2. Summary of Significant Accounting Policies in the consolidated financial statements included in Exhibit 99.1 to Amendment No. 1, in response to the Staff’s comment.

Note 13. Segment Information, page F-72

3.

We note your “Income on operating derivatives” line item and your description of these amounts in MD&A. Please revise here and in MD&A segment analysis to clarify why certain income from derivatives is considered to be “operating” and included in your operating earnings.

In response to the Staff’s comment, the Registrant has enhanced the disclosure within both Note 2. Summary of Significant Accounting Policies and Note 13. Segment Information in the consolidated financial statements included in Exhibit 99.1 to Amendment No. 1, as well as in Key Non-GAAP Financial Measures and Operating Measures, to clarify why this income from derivatives is considered operating and is included in the Registrant’s operating earnings. According to the Registrant, income from operating derivatives, as disclosed in the Registrant’s segment disclosures, relates to interest rate swaps and cross-currency swaps and comprises interim settlements of swap payments and changes in settlement accruals. The Registrant advises that the swap payments are settled in cash at consistent periods during the year and are the result of re-striking of the floating rate leg as compared to the fixed leg of the swap or fixed rate leg paid in a foreign currency as compared to a fixed rate leg paid in United States dollars. Although the Registrant does not account for these derivatives as cash flow hedges, as would be permitted if specific hedging documentation requirements were followed, these hedges are utilized to act as an economic hedge against changes in interest rates or fluctuations in foreign currencies and offset the payments received on the bond-type

David Gessert	3	April 16, 2021

investments that account for a significant portion of the Registrant’s general account portfolio, which are recorded in net investment income and considered operating income. Due to the cash settlement nature of this income, the Registrant considers this income to be operating income and includes such income in its measure of the financial performance of its business segments (pretax adjusted operating earnings).

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	David Gessert
Susan Block
Michael Volley
Amit Pande

U.S. Securities and Exchange Commission

Julia Goatley

Jackson Financial Inc.

Enclosures

David Gessert	Annex A-1	April 16, 2021

Annex A – Supplemental Information

General Background

On June 18, 2020, the Registrant’s subsidiary, Jackson National Life Insurance Company (“Jackson”), announced that it had entered into a funds withheld coinsurance agreement (“Agreement”) with Athene Life Re Ltd. (“Athene” or “Reinsurer”) to reinsure on a 100% quota share basis, a block of Jackson’s in-force fixed and fixed index annuity product liabilities in exchange for a $1.2 billion ceding commission. Jackson allocated investments in support of reserves associated with the transaction to a segregated custody account, which investments are subject to an investment management agreement between Jackson and Apollo Insurance Solutions Group LP (“Apollo”), an Athene affiliate. Jackson retains title to the segregated custody account and investments therein, however Apollo manages these investments with full discretion on individual security selection. The total returns of the investments in the segregated custody account inure to the benefit of Athene under the terms of the coinsurance agreement.

U.S. GAAP Accounting Entries

Below are the summarized accounting entries to record the transaction along with commentary supporting the Registrant’s conclusions.

Accounting Entry	Description	Debit (Credit)	Net Pretax P&L Impact Income (Expense)	Description in Table on Page F-20
		(dollars, in millions)
1. Consideration Transferred and Derecognition of Assets	Ceded premium (reserves) on long duration contracts[1]	30,156.6
	Accumulated other comprehensive income	2,815.8
	Operating costs and other expenses, net of deferrals	(1,202.6)	1,202.6	Contractual Ceding Commission
	Debt securities available for sale	(26,947.1)
	Commercial mortgage loans	(1,737.4)
	Accrued investment income	(177.9)
	Cash and cash equivalents	(16.4)
	Net (gains) losses on investments	(2,891.0)	2,891.0	Realized Gain

2. Recognition of Reinsurance Recoverable and Cost of Reinsurance	Reinsurance recoverable	27,636.4
	Cost of reinsurance	2,520.2	(2,520.2)	Cost of Reinsurance
	Ceded premium (reserves) on long duration contracts[1]	(30,156.6)

3. Write-Off Deferred Acquisition Costs	Deferred acquisition costs (DAC):
	Unamortized balance of DAC related to business ceded to Athene	(764.0)
	Shadow DAC related to unrealized gains on available for sale investments backing business ceded to Athene	535.0
	Amortization of deferred acquisition costs and sales inducements	764.0	(764.0)	DAC Write-Off
	Accumulated other comprehensive income	(535.0)
			$ 809.4

[1]

The business reinsured to Athene include fixed and fixed indexed annuities which are accounted for as long duration contracts. Accordingly, premiums for these products are reported directly in Other Contract Holder Funds on the balance sheet.

David Gessert	Annex A-2	April 16, 2021

1.	Consideration Transferred and Derecognition of Assets

Background:

As consideration for the Agreement, Jackson transferred the contractually agreed upon assets into a segregated funds withheld custody account. These assets included available for sale debt securities, which are recognized at fair value through accumulated other comprehensive income (“OCI”) and had an unrealized gain of $2.8 billion at the time of the transaction.

Through the Agreement, Athene paid Jackson a ceding commission, which is intended to cover administrative costs, underwriting, and business acquisition expenses incurred by Jackson to sell these contracts.

Accounting Guidance – Derecognition of Assets:

The Registrant referred to ASC 860-10-40 in determining whether the transfer of assets to the funds withheld custody account represented a transfer of assets that qualified for accounting as a sale.

40-5 A transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale if and only if all of the following conditions are met:

a.

Isolation of transferred financial assets. The transferred financial assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Transferred financial assets are isolated in bankruptcy or other receivership only if the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver for the transferor or any of its consolidated affiliates included in the financial statements being presented. For multiple step transfers, a bankruptcy-remote entity is not considered a consolidated affiliate for purposes of performing the isolation analysis. Notwithstanding the isolation analysis, each entity involved in the transfer is subject to the applicable guidance on whether it shall be consolidated (see paragraphs 860-10-40-7 through 40-14 and the guidance beginning in paragraph 860-10-55-18). A set-off right is not an impediment to meeting the isolation condition.

b.	Transferee’s rights to pledge or exchange. This condition is met if both of the following conditions are met:

1.

Each transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities and that entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received.

2.	No condition does both of the following:

i.	Constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange

ii.	Provides more than a trivial benefit to the transferor (see paragraphs 860-10-40-15 through 40-21).

David Gessert	Annex A-3	April 16, 2021

If the transferor, its consolidated affiliates included in the financial statements being presented, and its agents have no continuing involvement with the transferred financial assets, the condition under paragraph 860-10-40-5(b) is met.

c.

Effective control. The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets (see paragraph 860-10-40-22A). A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:

1.	An agreement that both entitles and obligates the transferor to repurchase or redeem the transferred financial assets before their maturity (see paragraphs 860-10-40-23 through 40-25)

2.	An agreement, other than through a cleanup call (see paragraphs 860-10-40-28 through 40-39), that provides the transferor with both of the following:

i.	The unilateral ability to cause the holder to return specific financial assets

ii.	A more-than-trivial benefit attributable to that ability.

3.

An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them (see paragraph 860-10-55-42D).

40-6 For guidance on accounting for a transfer that satisfies the conditions in the preceding paragraph, see Subtopic 860-20, including Section 860-20-40’s derecognition guidance and Section 860-20-25’s guidance on recognition of new assets obtained and new liabilities.

Jackson also considered the guidance in ASC 860-20-40-1B which states:

40-1B Upon completion of a transfer of an entire financial asset or a group of entire financial assets that satisfies the conditions in paragraph 860-10-40-5 to be accounted for as a sale, the transferor (seller) shall:

a.	Derecognize the transferred financial assets

b.	Apply the guidance in paragraphs 860-20-25-1 and 860-20-30-1 on recognition and measurement of assets obtained and liabilities incurred in the sale

c.	Recognize in earnings any gain or loss on the sale

Accounting Conclusion – Derecognition of Assets:

The Registrant concluded that the derecognition criteria referenced above have been met as described below:

a.	Isolation of transferred financial assets

In accordance with the Agreement, the assets were placed in a segregated funds withheld custody account and are not reflected in the Registrant’s balance sheet. The Agreement discusses specific circumstances in which Jackson can withdraw funds, which is only for reimbursement of benefits paid to policyholders. These rights are transferred to the creditors upon bankruptcy, which still precludes creditors from accessing the funds other than for retirement of contractually determined amounts through the Agreement. Therefore, the assets are isolated from the transferor and any amount withdrawn without mutual agreement from the reinsurer are contractually required to be returned. As such, this criterion is met.

David Gessert	Annex A-4	April 16, 2021

b.	Transferee’s rights to pledge or exchange

The Agreement provides that “the performance of the Initial Funds Withheld Assets from the Effective Time through the Closing Date and, thereafter, the asset maintained in or, with respected to the Boxed Asset and the Transferred Notes, allocated to, the Funds Withheld Account, including all investment income paid or accrued, investment gains or losses, asset hedge gains or losses, defaults and/or statutory impairment, will inure to the sole benefit or cost of the Reinsurer.”

Athene receives all economic benefits of ownership of the investments (i.e., the beneficial interest) as the risks and rewards of the investments inure to Athene’s sole benefit or cost. There is nothing in the Agreement that precludes Athene from transferring said beneficial interest should Athene choose to do so. Further, none of the criteria in ASC 860-10-45-5(b)(2) that would disallow the de-recognition of the assets have been met. As such, this criterion is met.

c.	Effective control

Jackson does have the ability to draw from the funds withheld custody account, which consists of the assets transferred. However, Jackson is only able to access the account for specific purposes defined by the Agreement. Further, the Agreement requires that, the assets in the funds withheld custody account shall be managed in accordance with the funds withheld investment guidelines by Apollo, as the investment manager and an affiliate of Athene.

Jackson no longer maintains the right to the future income generated from the investments and the assets are effectively controlled by Apollo. Athene has full control over the investments, including the right to select the investment manager, and manage the assets and the portfolio mix as they see fit. As such, this criterion is met.

As all three of the criteria have been met, it is appropriate to de-recognize these assets. In accounting for the transaction, the Registrant de-recognized the assets and the related balance held in OCI, which represents the difference between the U.S. GAAP book value and market value of the available-for-sale debt securities. As these assets were de-recognized, the Registrant recorded a realized gain equal to the excess of the fair value over the book value of the assets transferred.

Ceding Commission

As prescribed by ASC 944-30-35-65, the Registrant recorded the contractual amount of the ceding commission as a contra expense within commission expenses, which is included within operating costs and other expenses, net of deferrals on the face of the Registrant’s income statement. The ceding commission was negotiated to cover administrative costs, underwriting, and business acquisition expenses incurred by Jackson to sell these contracts.

David Gessert	Annex A-5	April 16, 2021

Ceded Premiums (Reserves) on Long Duration Contracts

A ceded premium is recognized for the value of the consideration transferred to the reinsurer in payment for the contract. This amount is calculated as the value of the consideration transferred plus the ceding commission. Assets equal to this amount, net of the ceding commission earned by Jackson, were transferred to Athene.

The contracts ceded under the Agreement are non-traditional long duration contracts for which deposits are not recognized as premium revenue under ASC 944. Given the magnitude of this transaction, the comparability of the financial statements would be significantly reduced and could be confusing to a user of the financial statements since Jackson has not historically recognized premiums related to these ceded contracts. As a result, the Registrant concluded that net presentation is more consistent with the accounting treatment for long-duration reinsurance contracts specified in ASC 944.

2.	Recognition of Reinsurance Recoverable and Cost of Reinsurance

Background:

Through the execution of the Agreement, Jackson ceded 100% of the risks associated with its fixed and fixed indexed annuities to Athene. Additionally, Jackson determined the cost of reinsurance related to this transaction represents the difference between the value of assets transferred and the amount of the liabilities for other contract holder funds relating to the block of business ceded to Athene.

Accounting Guidance – Recognition of Reinsurance Recoverable:

Under ASC 944-825-25-2, an insurer recognizes a liability for investment contracts in a manner consistent with other financial instruments:

25-2 Payments received by the insurance entity from an investment contract shall be reported as liabilities and accounted for in a manner consistent with the accounting for interest-bearing or other financial instruments.

For similar financial instruments, the Registrant recognizes a liability for the balance that accrues to the benefit of policyholders in accordance with ASC 944-40-30-16.

30-16 The liability for policy benefits for universal life-type contracts shall be equal to the sum of all of the following:

a.	The balance that accrues to the benefit of policyholders at the date of the financial statements

Under ASC 405-20-40-1-b:

40-1 A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

b.	The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

David Gessert	Annex A-6	April 16, 2021

Lastly, under ASC 944-310-45-5:

45-5 A ceding entity shall report an estimated reinsurance recoverable arising from those contracts described in paragraph 944-310-25-2 separately as an asset.

ASC 944-605 states:

35-14 Amortization of the estimated cost of reinsurance of long-duration contracts that meets the conditions for reinsurance accounting depends on whether the reinsurance contract is long-duration or short-duration. The cost shall be amortized over the remaining life of the underlying reinsured contracts if the reinsurance contract is long-duration, or over the contract period of the reinsurance if the reinsurance contract is short-duration.

30-4 The difference, if any, between amounts paid for a reinsurance contract and the amount of the liabilities for policy benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized.

ASC 944-40-25-33 states:

25-33 Reinsurance contracts do not result in immediate recognition of gains unless the reinsurance contract is a legal replacement of one insurer by another and thereby extinguishes the ceding entity’s liability to the policyholder.

Accounting Conclusion – Recognition of Reinsurance Recoverable:

Jackson ceded 100% of the risks associated with the block of business ceded to Athene. However, as the direct writer of the block of ceded policies, Jackson remains the primary obligor to the policy holder. The terms of the Agreement do not relieve Jackson of this liability. Therefore, Jackson has not extinguished this liability and cannot derecognize this liability. The Registrant established a reinsurance recoverable asset, representing the right to the recover from Athene future benefit payments made under the ceded contracts.

Accounting Conclusion – Cost of Reinsurance:

The Registrant evaluated whether it is appropriate to recognize the loss as a result of the reinsurance transaction or to defer the cost of reinsurance loss by recording an asset and amortizing it over the life of the underlying contracts. The Registrant evaluated which treatment is more appropriate and concluded that if an asset were recorded it would not be backed by the insurance contracts and, therefore, there would be no future cash flows. As a result, the Registrant elected to recognize the loss on the transaction as of the closing of the transaction. Additionally, it was determined to be appropriate to record the net impacts of the transaction as a single ‘cost of reinsurance’ financial statement caption.

David Gessert	Annex A-7	April 16, 2021

3.	Write-Off Deferred Acquisition Costs

Background:

Jackson carried unamortized deferred acquisition costs (“DAC”) associated with the contracts that were ceded as part of the transaction. Under ASC 944, the capitalized DAC is intended to be amortized as an expense in a pattern consistent with the gross profits generated from the underlying contracts. As a result of the cession of the underlying contracts to Athene, Jackson does not expect to earn any future profits from the underlying contracts.

Additionally, Jackson records a shadow DAC1 balance, which represents the effects that would have been recognized on the unamortized DAC had the unrealized holding gains reflected in OCI become realized. The shadow DAC balance offsets the unrealized gains on available for sale debt securities recorded in OCI.

Accounting Guidance – Write-Off Deferred Acquisition Costs:

ASC 944-30-35-64 states:

“Proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.”

Accounting Conclusion – Write-Off Deferred Acquisition Costs:

Jackson wrote-off (amortized as an expense) the DAC balance related to all contracts ceded to Athene as part of the transaction. Additionally, Jackson wrote-off the shadow DAC balance previously recorded on the assets underlying these contracts as the assets are de-recognized and all previously unrealized gains have been realized.

[1]

As further described in the Deferred Acquisition Costs section of Note 2 of the Registrant’s consolidated financial statements, shadow DAC is described as, when certain available for sale debt securities are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. This adjustment, along with the change in net unrealized gains (losses) on available for sale debt securities, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income.